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NEWS                                        PHILIPS INTERNATIONAL REALTY CORP.
RELEASE                                     417 Fifth Avenue, New York, NY 10016
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For Immediate Release
March 31, 1999

                      PHILIPS INTERNATIONAL REALTY CORP.
                ANNOUNCES $5 MILLION STOCK RE-PURCHASE PROGRAM,
                  SHAREHOLDER RIGHTS PLAN AND ANNUAL MEETING

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New York, N.Y. - March 31, 1999 - Philips International Realty Corp.
(NYSE-PHR), a real estate investment trust (REIT) specializing in the ownership, acquisition for redevelopment and development of neighborhood and community shopping centers predominantly located in the greater New York metropolitan area, today reported that its Board of Directors has authorized a discretionary common stock buy-back program. Under the program, the Company will have the ability to repurchase up to $5 million of its outstanding shares of common stock. Purchases may be made from time to time in open market transactions at prevailing prices or through privately negotiated transactions and are subject to compliance with applicable securities and tax regulations.

The Company also announced that its Board of Directors has adopted a Shareholder Rights Plan. Under the Shareholder Rights Plan, rights to purchase shares of newly issued Philips International Realty Corp. Series A Junior Participating Preferred Stock will be distributed to shareholders as a non-cash dividend at the rate of one right for each share of common stock held as of the close of business on March 31, 1999. Each of the rights, which expire on March 31, 2009, will entitle shareholders to buy one one-thousandth of a share of Preferred Stock at an exercise price of $55.00 if any person or group becomes the beneficial owner of 15% or more of the Company's common stock. Each right not owned by such person or group will entitle its holder to purchase shares of the Company's common stock having a value of twice the right's then current exercise price. Further details of the Shareholder Rights Plan are contained in the Company's Annual Report on Form 10-K filed today with the Securities and Exchange Commission. The Shareholder Rights Plan is intended to protect the interests of the Company's shareholders in the event the Company is confronted with coercive or unfair takeover tactics. Management emphasized that the Shareholder Rights Plan has not been implemented in response to any present effort to acquire control of the Company, and the Company is not aware of any such efforts.

The Company also reported that its Annual Meeting of Shareholders will be held at Republic National Bank, 452 Fifth Avenue, New York, New York on May 20, 1999 at 2:00 p.m. All

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shareholders of record as of the close of business on March 31, 1999 are entitled to vote at the Annual Meeting. The Company's Proxy Statement will be mailed on or about April 15, 1999.


Contact:          Brian J. Gallagher
                  Chief Financial Officer
                  Philips International Realty Corp.
                  (212) 951-3812